MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION
POST EFFECTIVE AMENDMENT NO. 1 ON FORM S-1
FILE NO. 333-142100

1.	In response to the Staff's comment #1, we have structured our responses in the manner suggested by the Staff.

2.
In response to the Staff's comment #2, we believe the pre-tax PV-10 to be a non-GAAP measure and we have accompanied our disclosure with the items required in Item 10(e) of Regulation S-K.  Please see our response in the “Business Plan” section of our Form 10-KSB/A.

3.	In response to the Staff's comment #3, we have disclosed the volumes and prices. Please see our response in the “Results of Operations” section of our Form 10-KSB/A and Form 10-Q/A.

4.
In response to the Staff's comment #4, we have clarified our Management’s Assessment of Internal Controls to include the reasoning why we did not  include an attestation report from our registered public accounting firm.  Please see the “Report of Management” section of our Form 10-KSB/A.

5.	In response to the Staff's comment #5: As disclosed on page 41 of our 10-KSB, our policy regarding acquisition, exploration, and development costs is as follows:

“Oil and Gas Properties

The Company follows the full cost method of accounting for crude oil and natural gas properties. Under this method, all direct costs and certain directly related internal costs associated with acquisition of properties and successful, as well as unsuccessful, exploration and development activities are capitalized.”

To specifically address improved recovery and production costs, please see the added disclosure in the “Oil and Gas Properties” section of the financial statements on page 41 in our Form 10-KSB/A..

6.
In response to the Staff's comment, we have disclosed separate line items and amounts for exploration and development costs incurred.  Please see our response in Note 14 of the “Notes to Consolidated Financial Statements” in our 10-KSB/A.

7.
In response to the Staff’s comment, we have revised our certifications to indicate that we are responsible for establishing and maintaining internal controls over financial reporting. Please see our revised disclosure in Exhibits 31.1 and 31.2 of our 10-KSB/A.

8.
In response to the Staff’s comment, please note the following.  The unissued stock in the total amount of $181,250 that relates to compensation represents a fixed number of common stock shares committed to employees and board of directors which vests over a three year period.  FAS 123R applies as the Company is not required under any circumstances to settle the obligation by transferring cash or other assets.  As a result, the award is considered to be an equity instrument under FAS 123R.  FAS 150 excludes from  its scope instruments that are accounted for under FAS 123R.

The unissued stock in the total amount of $404,626 is interest owed to convertible debt holders for the first quarter of 2008.  Per the agreement, the Company, at its sole election, can pay the interest at the beginning of the following quarter in one of the following two ways: 1) pay with stock with the calculated interest rate of 8.5%, or 2) pay with cash for the calculated interest rate of 8%.  Through April, 2008, the Company had always elected to pay the interest through issuance of the Company’s common stock.  The debt holders cannot request cash rather than stock as payment.  When we interpret FAS 150, we do not think this obligation is required to be recorded as a liability.  The shares were issued in April 2008 and the obligation was settled at that time.

9.	In response to the Staff’s comment, the exhibits have been revised to be in the form set forth in Item 601 of Regulation S-B. Please see our revised disclosure in Exhibits 31.1 and 31.2 of our 10-Q/A.

10.	In response to the Staff’s comment, we will provide separately by CD ROM format a copy of our reserve reports as of December 31, 2007.

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In addition to responding to the Staff’s comments, we have also amended our Post Effective Amendment No2. to Form S-1  to include our most current quarterly financial statements and updated certain relevant portions of disclosure.